SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4
to
SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

and

SCHEDULE 13D

(Amendment No. 1)

MERCATOR SOFTWARE, INC.

(Name of Subject Company)

ASCENTIAL SOFTWARE CORPORATION
GREEK ACQUISITION CORPORATION

(Name of filing persons, Offerors)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

587587106
(CUSIP Number of Class of Securities)

Peter Gyenes
Chairman and Chief Executive Officer
Ascential Software Corporation
50 Washington Street
Westborough, Massachusetts 01581
Telephone: (508) 366-3888
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Bidders)

Copies to:

Scott N. Semel, Esq.	Louis A. Goodman, Esq.
Vice President, General Counsel and Secretary	Skadden, Arps, Slate, Meagher & Flom LLP
Ascential Software Corporation	One Beacon Street
50 Washington Street	Boston, MA 02108
Westborough, Massachusetts 01581	Telephone: (617) 573-4800
Telephone: (508) 366-3888

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$105,800,817	$8,560***

*	Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of all 35,266,939 outstanding shares of Mercator Software, Inc. at $3.00 per share.

**	The amount of the filing fee, calculated in accordance with rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals .008090% of the transaction valuation.

***	Previously paid. See below.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:	$8,560	Filing parties:	Ascential Software Corporation and Greek Acquisition Corporation

Form or Registration No.:	Schedule TO-T	Date filed:	August 8, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of a tender offer: ☒

CUSIP No. 0001063167

1.	Names of Reporting Person: Ascential Software Corporation I.R.S. Identification Nos. of above persons (entities only): 943011736

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: See Note 1

		8.	Shared Voting Power: N/A

		9.	Sole Dispositive Power: See Note 1

		10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: See Note 1

12.	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row 11: 100%

14.	Type of Reporting Person: CO

     (1)  Following acceptance for payment of shares of Issuer purchased pursuant to a tender offer commenced by Ascential Software Corporation (“Ascential”) through its wholly owned subsidiary, Greek Acquisition Corporation (“Purchaser”) and the exercise of the common stock option granted by the Issuer to the Purchaser, Purchaser was merged with and into the Issuer pursuant to a short-form merger consummated in accordance with Section 253 of the Delaware General Corporation Law (“DGCL”). Following the merger, the Issuer became a wholly owned subsidiary of Ascential. Thus, Purchaser is no longer a reporting person hereunder.

This Amendment No. 4 to Tender Offer Statement on Schedule TO (the “Final Amendment”) amends and supplements the statement originally filed on August 8, 2003 and amended by Amendment No. 1 filed on August 26, 2003, Amendment No. 2 filed on September 2, 2003 and Amendment No. 3 filed on September 9, 2003, by Ascential Software Corporation, a Delaware corporation (“Ascential”), and Greek Acquisition Corporation (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Ascential and the Schedule 13D filed by Ascential and Purchaser on August 12, 2003. This Schedule TO relates to the offer by Ascential through Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share, and the associated preferred stock purchase rights (together, the “Shares”), of Mercator Software, Inc., a Delaware corporation (the “Company”), at $3.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 8, 2003, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 4, 8 and 11.

     The Offer expired at 5:00 p.m., New York City time, on September 11, 2003, and was not extended. Based on information provided by The Bank of New York, the depositary for the Offer, 32,684,655 Shares (including 245,116 Shares subject to guaranteed delivery), representing approximately 89.9% of the outstanding Shares, were validly tendered pursuant to the Offer. Purchaser has accepted for payment all Shares validly tendered and not withdrawn prior to the expiration of the Offer.

     Pursuant to the Agreement and Plan of Merger, dated as of August 2, 2003 (the “Merger Agreement”), among Ascential, Purchaser and the Company, Purchaser exercised its option (the “Option”) to purchase 7,273,738 Shares at $3.00 per share pursuant to the Common Stock Option Agreement. Upon exercise of the Option, Purchaser owned 91.5% of the outstanding Shares (including shares tendered by guaranteed delivery).

     Following exercise of the Option and pursuant to the Merger Agreement, Purchaser was merged with and into the Company through a short-form merger pursuant to Section 253 of the Delaware General Corporation Law, with the Company becoming a wholly owned subsidiary of Ascential. No other stockholder meeting or vote was required under the Delaware General Corporation Law to effect the Merger. In the Merger, each Share issued and outstanding that was not tendered (other than Shares owned by Ascential or any of its subsidiaries, held by the Company as treasury stock or held by stockholders validly exercising appraisal rights under Delaware law) was cancelled and automatically converted into the right to receive $3.00, without interest thereon, payable to the holder of such Share.

     Following the Merger, Mercator filed a Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934, as amended on Form 15 and was also voluntarily delisted from Nasdaq.

     On September 12, 2003, Ascential issued a press release announcing the results of the Offer and the completion of the Merger. The full text of the press release is filed as Exhibit (a)(1)(Q) hereto and is incorporated by reference herein.

Item 12. Materials to be Filed as Exhibits

(a)(1)(A)	Offer to Purchase, dated August 8, 2003*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on August 8, 2003*

(a)(1)(H)	Letter to Stockholders, dated August 8, 2003, from the Chairman and Chief Executive Officer of Mercator Software, Inc., dated August 8, 2003 (incorporated by reference to Exhibit (a)(3) to Mercator Software, Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed by Mercator on August 8, 2003)

(a)(1)(I)	Press Release issued by Ascential and Mercator on August 4, 2003 (incorporated herein by reference to the precommunication Schedule TO filed by Ascential on August 4, 2003)

(a)(1)(J)	Letter from the President of Ascential to Customers and Partners, distributed on August 4, 2003 (incorporated herein by reference to the precommunication Schedule TO filed by Ascential on August 4, 2003)

(a)(1)(K)	Frequently Asked Questions distributed on August 4, 2003 (incorporated herein by reference to the precommunication Schedule TO filed by Ascential on August 4, 2003)

(a)(1)(L)	Messaging Document (incorporated herein by reference to the precommunication Schedule TO filed by Ascential on August 4, 2003)

(a)(1)(M)	Transcript of August 4, 2003 conference call (incorporated herein by reference to the precommunication Schedule TO filed by Ascential on August 4, 2003)

(a)(1)(N)	Reminder Letter dated August 21, 2003*

(a)(1)(O)	Press Release issued by Ascential on August 26, 2003*

(a)(1)(P)	Press Release issued by Ascential on September 9, 2003*

(a)(1)(Q)	Press Release issued by Ascential on September 12, 2003

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of August 2, 2003, by and among Ascential Software Corporation, Greek Acquisition Corporation and Mercator Software, Inc. (incorporated herein by reference to Exhibit 2.1 to Ascential’s Current Report on Form 8-K, dated August 2, 2003, filed with the Commission on August 5, 2003)

(d)(2)	Stock Tender Agreement, dated as of August 2, 2003, by and among Ascential Software Corporation, Greek Acquisition Corporation and the directors and certain executive and other officers of Mercator Software, Inc. set forth therein (incorporated herein by reference to Exhibit 10.1 to Ascential’s Current Report on Form 8-K, dated August 2, 2003, filed with the Commission on August 5, 2003)

(d)(3)	Common Stock Option Agreement, dated as of August 2, 2003, by and among Ascential Software Corporation, Greek Acquisition Corporation and Mercator Software, Inc. (incorporated herein by reference to Exhibit 10.2 to Ascential’s Current Report on Form 8-K, dated August 2, 2003, filed with the Commission on August 5, 2003)

(d)(4)	Confidentiality Agreement, dated April 28, 2003, by and among Bear, Stearns & Co. Inc., on behalf of Ascential Software Corporation, and JP Morgan and Mercator Software, Inc., as amended July 17, 2003*

(d)(4)	Confidentiality Agreement, dated April 28, 2003, by and among Bear, Stearns & Co. Inc., on behalf of Ascential Software Corporation, and JP Morgan and Mercator Software, Inc., as amended July 17, 2003*

(d)(5)	Key Employee Agreement, dated as of August 1, 2003, by and between Ascential Software Corporation and Mark W. Register; and Non-Competition, Non-Disclosure and Developments Agreement, dated August 1, 2003 among Ascential Software Corporation and Mark W. Register*

(d)(6)	Key Employee Agreement, dated as of August 1, 2003, between Ascential Software Corporation and Thracy P. Varvoglis; and Non-Competition, Non-Disclosure and Developments Agreement, dated August 1, 2003 among Ascential Software Corporation and Thracy P. Varvoglis*

(d)(7)	Form of Retention Agreement among Ascential Software Corporation, Mercator Software, Inc. and each of Mark W. Register and Thracy P. Varvoglis*

(d)(8)	Forms of Executive Non-Competition, Non-Solicitation and Developments Agreement among Ascential Software Corporation, Mercator Software, Inc. and certain of Mercator’s executive officers*

(d)(9)	Amendment to Executive Non-Competition, Non-Solicitation and Developments Agreement, dated as of August 1, 2003, among Ascential Software Corporation, Mercator Software, Inc. and David S. Linthicum*

(d)(10)	Executive Non-Competition, Non-Solicitation and Developments Agreement, as of August 1, 2003, among Ascential Software Corporation, Mercator Software, Inc. and Kenneth J. Hall*

(g)	Not applicable

(h)	Not applicable

*	Previously filed.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Final Amendment and Amendment No. 1 to Schedule 13D is true, complete and correct.

ASCENTIAL SOFTWARE CORPORATION

By:	/s/ Robert McBride

Name: Title:	Robert McBride Vice President and Chief Financial Officer

GREEK ACQUISITION CORPORATION

By:	/s/ Robert McBride

Name: Title:	Robert McBride Treasurer

Dated September 12, 2003